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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)(1)


                                Meadowcraft, Inc.
                                (Name of Issuer)


                          Common Stock - $.01 Par Value
                         (Title of Class of Securities)


                                   583204 10 2
                                 (CUSIP Number)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


1.       Name of Reporting Person:  William J. McCanna

2.       Check the Appropriate Box if a Member of a Group:*

         (a)
         (b)

3.       SEC Use Only:

4.       Citizenship or Place of Organization: United States

         Number of                  5.      Sole Voting Power: 1,600,000
         Shares Bene-
         ficially                   6.      Shared Voting Power:  -0-
         Owned by
         Each                       7.      Sole Dispositive Power: 1,600,000
         Reporting
         Person With                8.      Shared Dispositive Power:  -0-

9.       Aggregate Amount Beneficially Owned by Reporting Person:
         1,600,000 shares

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
         * Not applicable.

11.      Percent of Class Represented by Amount in Row 9: 8.1%

12.      Type of Reporting Person:*   IN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!


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
Item 1(a)         NAME OF ISSUER: Meadowcraft, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
                  95 Carson Road
                  Birmingham, Alabama 35215

Item 2(a)         NAME OF PERSON FILING: William J. McCanna

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  95 Carson Road
                  Birmingham, Alabama 35215

Item 2(c)         CITIZENSHIP: United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:
                  Common Stock, $.01 Par Value

Item 2(e)         CUSIP NUMBER:  583204 10 2

Item 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                  13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

Item 4            OWNERSHIP:

                  (a)      Amount Beneficially Owned: 1,600,000 shares

                  (b)      Percent of Class:  8.1%

                  (c)      Number of shares as to which such person has:
                           (i)    Sole power to vote or to direct the vote:     1,600,000
                           (ii)   Shared power to vote or to direct the vote:       -0-
                           (iii)  Sole power to dispose or to direct the disposition of: 1,600,000
                           (iv)   Shared power to dispose or to direct the disposition of:   -0-

Item 5            OWNERSHIP OF 5% OR LESS OF A CLASS:   Not Applicable.

Item 6            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:  Not Applicable.

Item 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY.  Not Applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.  Not Applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP.  Not Applicable.

Item 10           CERTIFICATION.  Not Applicable


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




       February 12                  , 1998       /s/ William J. McCanna
------------------------------------             ------------------------------
                                                 William J. McCanna,
                                                 President and Director
                                                 (Name and Title)